Exhibit 12

STATEMENTS RE COMPUTATION OF RATIOS

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
PREFERRED STOCK DIVIDENDS

LEVEL 3 COMMUNICATIONS, INC.

	Nine Months Ended September 30,		Fiscal Year Ended
(dollars in millions)	2007	2006	2006	2005	2004	2003	2002

Loss from Continuing Operations Before Taxes	$(1,025)	$(555)	$(790)	$(702)	$(477)	$(746)	$(991)
(Earnings) Losses of Equity Investees	—	—	—	—	—	(3)	(13)
Interest on Debt, Net of Capitalized Interest	441	481	648	530	485	567	560
Amortization of Capitalized Interest	51	51	68	68	68	68	68
Interest Expense Portion of Rental Expense	47	30	44	25	29	31	20

Earnings (Losses) Available for Fixed Charges	$(486)	$7	$(30)	$(79)	$105	$(83)	$(356)

Interest on Debt	$441	$481	$648	$530	$485	$567	$560
Preferred Dividends	—	—	—	—	—	—	—
Interest Expense Portion of Rental Expense	47	30	44	25	29	31	20

Total Fixed Charges	$488	$511	$692	$555	$514	$598	$580

Ratio of Earnings to Fixed Charges	—	—	—	—	—	—	—

Deficiency	$(974)	$(504)	$(722)	$(634)	$(409)	$(681)	$(936)